02049204

Grupo Dataflux, S.A. de C.V.

Date: July 26, 2002

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 07 2002
WASH. D.C. 154 SECTION

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

8/19

Dataflux

DATAFLUX REPORTS 2Q02 RESULTS

-- Accumulated Operating Income increased 161% to Ps$8.8 million --
-- EBITDA grew 31% to Ps$21.9 million --
-- Operating Expenses decreased 9% --

Monterrey, Mexico, July 26 2002 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY), a Mexican Education and Information services company, today reported its second quarter 2002 results.

June 2002 - Accumulated Results

As it was announced on our last quarter's report, we closed our Computer and Peripherals Distribution Division in Mexico, in consequence, this quarter's results do not include its results.

Operating income registered Ps$8.8 million pesos as of June 2002, coming from Ps$3.4 million as of June 2001; this represents a 161% growth. EBITDA reached Ps$21.9 million coming from Ps$16.8 million as of June 2001, an increment of 31%.

Net Income Cash (net income excluding entries that does not impact cash flow) registered Ps$16.9 million and Net Income reaches Ps$2.6 million.

GRUPO DATAFLUX, S.A. DE C.V. AND ITS SUBSIDIARIES
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Jun 01	Jun 02	Gwth %
Sales	369,111.0	348,713.0	-6%
Gross Income	110,106.0	106,268.0	-3%
Operating Income	3,383.0	8,817.0	161%
EBITDA	16,774.0	21,896.0	31%
Net Income	6,249.0	2,652.0	-58%
Net Income Cash	13,531.0	16,936.0	25%

Dataflux remains posting a strong Balance Sheet. As of June 2002 its interest bearing debt registers Ps$39.6 million and net of cash assets its only Ps$2.8 million.

"We have a strong financial condition, our Interest Bearing Debt to Equity is 0.07 times and our Interest Coverage bases on EBITDA is 14.3 times" commented Celestina Aguilar, Dataflux CFO.

2Q02 - Quarterly Results

Operating Income for the quarter registered Ps$3.7 million pesos in 2Q02 coming from a loss of (Ps$431.0) million in 2Q01. "It is important to point out that the 2Q01 result does not include our Mexican Distribution Division in order to make it comparable with 2Q02" mentioned Celestina Aguilar.

Quarterly EBITDA reached Ps$10.1 million coming from Ps$6.1 million in 2Q01, this represents an increment of 65%.

GRUPO DATAFLUX, S.A. DE C.V. AND ITS SUBSIDIARIES QUARTERLY INCOME STATEMENT In Thousands of Pesos	2Q01	2Q02	Gwth %
Sales	169,454.0	165,227.0	-2%
Gross Income	51,217.0	52,790.0	3%
Operating Income	(431.0)	3,708.0	
EBITDA	6,115.0	10,102.0	65%
Net Income	1,139.0	(1,167.0)	
Net Income Cash	2,650.0	7,819.0	195%

Education- CNCI

"Our technical careers and college programs are posting excellent results, they increased 211% and 4,532% respectively 2002 versus 2001, and now account for 31% of CNCI's total revenues. As we have mentioned before these programs are an essential part of our mid and long term strategy" commented Mr. Guillermo Salinas-Pliego, Dataflux COB.

"In order to keep improving the results of these programs, in this quarter we started the remodeling of 7 traditional CNCI branches to convert them into adequate college facilities. We also launched a new incentives program for our Vocational Counselors in order to increase the enrollment of new students in these programs" mentioned Mr. Alberto Hinojosa, Dataflux CEO.

CNCI's operating income grew 17% from Ps$8.4 to Ps$9.8 million, and reported an EBITDA of Ps$20.7 million for the first semester of the year compared to Ps$19.8 million for the first half of the year 2001, a 5% increment. CNCI recorded accumulated sales for the first six months of 2002 of Ps$101.1 million pesos.

"In this quarter our branch network reached 80 locations (10 dedicated to college education) in 26 cites (17 states) of the Mexican Republic. We have a large installed capacity to increase our traditional Computing and English student population and will work to create a strong network of locations for our college and university programs" said Mr. Gilberto Caballero, CNCI's, CEO.

Distribution - Makrocomputo (Colombia)

"As we mentioned in our previous releases our results does not include our now closed Mexican Distribution Division. Our Colombian subsidiary Makrocomputo remains with a very solid position with a market penetration above 35% and a very strong financial condition" commented Juan D. Tovar, Dataflux's Distribution Division, CEO.

Accumulated sales registered Ps$247.5 million pesos. Operating income reached Ps$8.5 million compared to Ps$4.9 million for the first six months of 2001, a 70% increment. Accumulated EBITDA recorded Ps$9.1 million with a 61% increase.

Internet - Todito.com (non-consolidated operation)

Todito's total sales were Ps$60.9 million pesos for the first six months of the year, a growth of 52% versus 2001. Its gross income grew to 32% reaching Ps$44.7 million.

Operating expenses registered Ps$108.0 million, only Ps$31.8 million out of this total were cash expenses, the remainder relates to TV advertising on TV Azteca. As a result, Todito registered an EBITDA of Ps$19.8 million pesos.

Other Dataflux Consolidated Results

Accumulated Results- Sales decreased 6% from Ps$369.1 million as of June 2001 to Ps$348.7 million as of June 2002. Operative expenses decreased 9% reaching Ps$97.4 million. Dataflux's integral financing cost increased 315% from Ps$0.5 million to Ps$2.2 million as of June 2002, an increment mainly due to an FX loss of Ps$3.1 million pesos.

Quarterly Results- Sales decreased 2% from Ps$169.4 million in 2Q01 to Ps$165.2 million in 2Q02. Operative Expenses decreased 5% reaching Ps$49.1 million. Dataflux's quarterly integral financing cost increased 145%, from Ps$1.3 million in 2Q01 to Ps$3.2 million in 2Q02, an increment mainly due to an FX loss of Ps$3.4 million in 2Q02. Dataflux registered a net loss of Ps$1.2 million also mainly generated by the aboved mentioned foreign exchange loss.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are CNCI, the largest network of computer training schools in Mexico and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Colombia.

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Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091